Twin Cities Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE TWIN CITIES
In 2021 Dollars, Since Inception*

78 Projects	$1.5B HIT Investment Amount	$2.2B Total Development Cost	20.4M Hours of Union Construction Work	11,214 Housing Units Created or Preserved
$4.6B	25,918	$1.8B	$186.5M	53%
Total Economic Impact	Total Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated	Percent Affordable

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.